Exhibit 107

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of this offering is $1,041,000,000. The maximum aggregate offering price of this offering is translated from euro using the exchange rate of €1.00 = $1.0410 on May 13, 2022 as announced by the U.S. Federal Reserve Bank.